May 18, 2007

VIA FAX, EDGAR SUBMISSION, AND COURIER

Brian Cascio

Accounting Branch Chief

Securities and Exchange Commission

Mail Stop 6010

Washington, DC 20549

Re:	Altera Corporation

Form 10-K for the fiscal year ended December 29, 2006

Filed February 27, 2007

Form 10-K/A for the years ended December 30, 2005

File No. 0-16617

Dear Mr. Cascio:

This letter is in response to your comment letter dated May 8, 2007 concerning the above-referenced filing by Altera Corporation (“Altera” or the “Company”). For your convenience, we have set forth each of the Staff’s comments below followed by the Company’s response to each comment.

Comment 1): We reference your response to prior comment one in our letter dated April 6, 2007. In your next Form 10-Q, please disclose for each annual period preceding the most recent three years the restated stock compensation cost that should have been reported for each fiscal year, as required by paragraph 45.c.2 of SFAS 123. We reference the sample letter sent in response to inquiries related to filing restated financial statements for errors in accounting for stock option grants, available at: http://www.sec.gov/divisions/corpfin/guidance/oilgasltr012007.htm

Response 1): We agree with the Staff's comment. In our Form 10-Q for the quarterly period ending June 29, 2007, we will disclose for each annual period preceding the three years ended December 30, 2005, the restated stock compensation cost that should have been reported for each fiscal year (1996 to 2002) , as required by paragraph 45.c.2 of SFAS 123. This disclosure will be included in the “Notes to Condensed Consolidated Financial Statements (Unaudited)” section of our Form 10-Q for the period ending June 29, 2007.

Please direct any comments or inquires regarding the foregoing to me (408) 544-8005 (telephone) or (408) 544-8155 (facsimile).

Very truly yours,

/s/ Timothy Morse Timothy Morse
Senior Vice President and Chief Financial Office

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